FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 26, 2018

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. Reports First Quarter 2018 Financial Results in an investor conference” dated April 26, 2018.

2.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. First Quarter 2018 Results” dated April 26, 2018

Item 1

News Release

AU Optronics Reports NT$4.31 Billion Net Profit Attributable to Owners of the Company for First Quarter 2018

Issued by: AU Optronics Corp.
Issued on: April 26, 2018

Hsinchu, Taiwan, April 26, 2018–

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investor conference and announced its consolidated financial results for the first quarter of 2018(1).

Consolidated revenues in the first quarter of 2018 were NT$74.44 billion, down by 7.7% quarter-over-quarter. AUO’s net profit attributable to owners of the Company for the first quarter of 2018 was NT$4.31 billion, with a basic EPS(2) of NT$0.45.

In the first quarter of 2018, large-sized panel(3) shipments totaled 28.58 million units, down slightly by 0.2% quarter-over-quarter. Shipments of small-and-medium-sized panels in the same quarter were around 46.57 million units, down by 0.8% quarter-over-quarter.

Highlights of consolidated results for the first quarter of 2018:

•	Revenues of NT$74.44 billion

•	Operating profit of NT$2.95 billion

•	Net profit attributable to owners of the Company at NT$4.31 billion

•	Basic EPS(2) of NT$0.45

•	Gross margin was 10.9%

•	Operating margin was 4.0%

•	EBITDA(4) margin was 15.3%

•	Operating margin of Display Segment was 4.5%

•	EBITDA(4) margin of Display Segment was 16.0%

Looking back on the first quarter, due to continued panel prices decline and appreciation of the New Taiwan Dollar, AUO’s revenues for the first quarter came down by 7.7% quarter-over-quarter. Despite of such market conditions, the management team still managed to keep the Company’s profitability at a good level, where the operating profit reached NT$2.95 billion and net profit attributable to owners of the Company reached NT$4.31 billion. The inventory turnover days were 34 days and net debt to equity ratio was 4.8%, both indicators remaining at low levels. Overall, the Company has been able to maintain its financial structure at a stable and healthy status.

Looking into the second quarter, the Company begins to prepare for the traditionally higher season. As AUO has laid a solid foundation in terms of differentiated and high value products placement, the Company will dynamically adjust its product line and product mix to respond to market fluctuation, aiming to achieve long-term profitability and operation stability for the Company.

(1) All financial information was prepared by the Company in accordance with Taiwan IFRS.

(2) Basic EPS in the first quarter of 2018 were calculated based on the weighted average outstanding shares of the reporting quarter (9,624 million shares).

(3) Large size refers to panels that are 10 inches and above.

(4) EBITDA = Operating Profit + D&A, that is, operating profit before depreciation and amortization.

###

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.1 inches to 85 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008 and provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index from 2010 to 2017. AUO’s consolidated net revenues in 2017 were NT$341.03 billion. For more information, please visit AUO.com..

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release include “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on March 29, 2018. In addition, our SEC reports, including our Annual Report on Form 20-F contains other information on these and other factors that could affect our financial results and cause actual results to differ materially from any forward-looking information we may provide. We undertake no obligation to update or revise any forward-looking statements to reflect subsequent events, new information or future circumstances.

For more information, please contact:

Gwen Ting	Jessie Lee
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 7259	Tel: +886-3-5008800 ext 3206
Email: gwen.ting@auo.com	Email : jessie.jc.lee@auo.com

Item 2

AU Optronics Corp. First Quarter 2018 Results Investor Conference ⊉弒 方 201 8 ⴲ䧪Ჾ⨡㮓ᵸ奨㓌㗁 Apr. 26, 2018

Safe Harbor Notice 2 © 2017 AU Optronics Corporation – Proprietary and Confidential • The statements included in this presentation that are not historical in nature are “forward - looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward - looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations. • Actual results may differ materially from those expressed or implied in these forward - looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT - LCD industry; possible disruptions in commercial activities caused by natural and human - induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates. • Beginning on January 1, 2013, we have adopted the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) to the extent endorsed by the ROC Financial Supervisory Commission (“FSC”) (“Taiwan IFRS”) for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. All financial information contained herewithin is presented in conformity with Taiwan IFRS. Readers should be cautioned that Taiwan IFRS differs in many material respects from IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC. • Our release of financial forecasts and forward - looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward - looking statements, whether as a result of new information, future events or otherwise.

Statement of Comprehensive Income Selected Items from Statement of Comprehensive Income a) Basic EPS in 1Q18 was calculated based on the weighted average outstanding shares of the reporting quarter (9,624m shares); Basic EPS in both 4Q17 and 1Q17 were calculated based on the weighted average outstanding shares of 2017 (9,624m shares). b) Large size refers to panels that are 10 inches and above Amount : NT$ Million 1Q18 4Q17 QoQ % 1Q17 Net Sales 74,445 100 . 0% 80,664 100 . 0% ( 7 . 7% ) 88,557 100 . 0 % Cost of Goods Sold (66,303) ( 89 . 1% ) (69,488) ( 86 . 1% ) ( 4 . 6% ) (71,124) ( 80 . 3% ) Gross Profit 8,141 10 . 9% 11,176 13 . 9% ( 27 . 2% ) 17,433 19 . 7 % Operating Expenses (5,188) ( 7 . 0% ) (5,473) ( 6 . 8% ) ( 5 . 2% ) (5,415) ( 6 . 1% ) Operating Profit 2,953 4 . 0% 5,703 7 . 1% ( 48 . 2% ) 12,017 13 . 6 % Net Non - operating Income(Expenses) 1,191 1 . 6% (440) ( 0 . 5% ) ˉ (68) ( 0 . 1% ) Profit before Tax 4,144 5 . 6% 5,263 6 . 5% ( 21 . 3% ) 11,950 13 . 5 % Net Profit 4,027 5 . 4% 3,654 4 . 5% 10 . 2% 9,435 10 . 7 % Net Profit Attributable to Owners of Company 4,309 5 . 8% 4,195 5 . 2% 2 . 7% 9,479 10 . 7 % Basic EPS (NT$) (a) 0.45 0.44 2 . 3% 0.98 Operating Profit + D&A 11,414 15 . 3% 14,403 17 . 9% ( 20 . 8% ) 22,028 24 . 9 % Display Segment Information: Net Sales 70,590 10 0 . 0% 76,255 10 0 . 0% ( 7 . 4% ) 83,448 10 0 . 0% Operating Profit 3,184 4 . 5% 6,022 7 . 9% ( 47 . 1% ) 12,387 14 . 8% Operating Profit + D&A 11,315 16 . 0% 14,348 18 . 8% ( 21 . 1% ) 21,974 26 . 3% Unit Shipments (mn) (b) Large Size Panels 28.6 28.6 ( 0 . 2% ) 27.2 Small & Medium Size Panels 46.6 47.0 ( 0 . 8% ) 36.4 3 © 2017 AU Optronics Corporation – Proprietary and Confidential

Consolidated Balance Sheet Highlights 4 © 2017 AU Optronics Corporation – Proprietary and Confidential a) Excluding time deposit with maturity longer than 3 months (NT$0m in 1Q18, 4Q17 and 1Q17 ) b) Short term debt refers to all interest bearing debt maturing within one year c) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days d) Net Debt to Equity = (Short Term Debt + Long Term Debt - Cash and ST Investment) / Equity Amount : NT$ Million 1Q18 4Q17 QoQ % 1Q17 Cash & ST Investment (a ) 97 , 123 10 5 , 021 ( 7 . 5% ) 85 , 484 Inventory 24 , 792 24 , 854 ( 0 . 2% ) 25 , 645 Short Term Debt (b ) 14 , 935 11 , 580 29 . 0% 18 , 892 Long Term Debt 93 , 252 10 2 , 453 ( 9 . 0% ) 10 4 , 547 Equity 23 0 , 271 22 5 , 245 2 . 2% 20 5 , 650 Total Assets 43 5 , 508 44 1 , 451 ( 1 . 3% ) 42 5 , 305 Inventory Turnover (Days) (c) 34 33 34 Net Debt to Equity (d) 4 . 8% 4 . 0% 18 . 5%

Consolidated Cash Flow Highlights 5 © 2017 AU Optronics Corporation – Proprietary and Confidential a) In addition to cash generated from operating, investing and financing activities, net change in cash also include effect on currency exchange of foreign subsidiaries Amount : NT$ Million 1Q18 4Q17 QoQ From Operating Activities 8 , 46 3 22,697 ( 14 , 234 ) Profit before Tax 4 , 144 5,263 ( 1 , 11 9 ) Depreciation & Amortization 8 , 461 8,701 ( 24 0 ) Net Change in Working Capital ( 3 , 74 1 ) 8,375 ( 12 , 11 5 ) From Investing Activities ( 10 , 325 ) (17,793) 7 , 46 8 Capital Expenditure ( 10 , 56 2 ) ( 17 , 59 3 ) 7 , 031 From Financing Activities ( 5 , 969 ) ( 6 , 991 ) 1 , 02 2 Net Change in Debt ( 5 , 96 8 ) ( 8 , 77 6 ) 2 , 808 Net Change in Cash (a ) ( 7 , 898 ) ( 2 , 635 ) ( 5 , 262 )

Display Revenue Breakdown by Application 18% 18% 19% 5% 14% 4% 16% 4% 6% 6% 17% 17% 18% 17% 18% 16% 14% 13% 14% 15% 48% 49% 47% 45% 42% 20% 40% 60% 80% 100% 0% 1Q17 2Q17 3Q17 4Q17 1Q18 – Mobile PC : including Notebook and Tablet displays – Mobile Device : including displays for mobile phones and other related products – Commercial and Others: including displays for automobile, industrial PC, ATM, point of sale (POS), pachinko, medical equipment, and etc. TV M o n i t o r Mobile PC Mobile Device C o mm e r c i a l and Others 6 © 2017 AU Optronics Corporation – Proprietary and Confidential

Display Revenue Breakdown by Size 15% 14% 15% 18% 18% 24% 24% 26% 25% 27% 16% 16% 15% 15% 17% 16% 15% 14% 12% 11% 29% 31% 30% 30% 27% 0% 20% 40% 60% 80% 100% 1 Q 17 2 Q 17 3 Q 17 4 Q 17 1 Q 18 >= 50 " 39 "<= s i z e < 50 " 20 "<= s i z e < 39 " 10 "<= s i z e < 20 " s i z e < 10 " 7 © 2017 AU Optronics Corporation – Proprietary and Confidential

Consolidated Shipments & ASP by Area Shipments in square meter ASP per square meter – ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Customs Administration, Mini s try of Finance of each respective quarter 6 , 19 6 6 , 18 7 6 , 68 9 6 , 56 3 6 , 41 6 0 3 , 500 1 Q 17 2 Q 17 3 Q 17 4 Q 17 1 Q 18 (K m 2 ) 7 , 000 $ 42 1 8 © 2017 AU Optronics Corporation – Proprietary and Confidential $ 41 5 $ 39 5 $ 37 3 $ 36 3 200 300 400 1 Q 17 2 Q 17 3 Q 17 4 Q 17 1 Q 18 ( U S $ ) 500

Consolidated Small & Medium Panel Shipments by Area & Revenues – Small & Medium size refers to panels that are under 10 inches R e v e n u es Shipments in square meter 12 . 2 11 . 1 12 . 0 12 . 9 12 . 1 0 4 8 12 16 20 1 Q 17 2 Q 17 3 Q 17 4 Q 17 1 Q 18 (NT$ bn) 324 . 0 9 © 2017 AU Optronics Corporation – Proprietary and Confidential 332 . 5 400 . 2 404 . 0 409 . 4 0 150 300 450 1 Q 17 2 Q 17 3 Q 17 4 Q 17 1 Q 18 (K m 2 )

ww w .a u o .c o m ir@auo.com 10 © 2017 AU Optronics Corporation – Proprietary and Confidential

11 USD 1Q17 N T D Y o Y % USD 4 Q 17 N T D Q o Q % Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.10 per USD as of March 31, 2018 (2) 1 ADS equals 10 common shares AU OPTRONICS CORP. AND SUBSIDIARIES Consolidated Condensed Statements of Comprehensive Income For the Three Months Ended March 31, 2018 and 2017 and December 31, 2017 ( E xpressed in Millions of New Taiwan Dollars ( NTD) and US Dollars ( USD) except for per share amounts and shares outstanding) Year over Year Comparison Sequential Comparison 1Q18 N T D % 1Q18 N T D % Net Sales 2,558 74 , 445 100.0 88 , 557 (15 . 9 ) 2 , 558 74 , 445 100.0 80 , 664 (7 . 7 ) Cost of Goods Sold 2,278 66 , 303 89.1 71 , 124 (6 . 8 ) 2 , 278 66 , 303 89.1 69 , 488 (4 . 6 ) Gross Profit 280 8 , 141 10.9 17 , 433 (53 . 3 ) 280 8 , 141 10.9 11 , 176 (27 . 2 ) Operating Expenses 178 5 , 188 7.0 5 , 415 (4 . 2 ) 178 5 , 188 7.0 5 , 473 (5 . 2 ) Operating Profit(Loss) 101 2 , 953 4.0 12 , 017 (75 . 4 ) 101 2 , 953 4.0 5 , 703 (48 . 2 ) Net Non - operating Income(Expenses) 41 1 , 191 1.6 (68) ˉ 41 1 , 191 1.6 (440) ˉ Profit(Loss) before Income Tax 142 4 , 144 5.6 11 , 950 (65 . 3 ) 142 4 , 144 5.6 5 , 263 (21 . 3 ) Income Tax Expense (4) (117) (0.2) ( 2 , 515) (95 . 4 ) (4) (117) (0.2) ( 1 , 610) (92 . 7 ) Net Profit(Loss) 138 4 , 027 5.4 9 , 435 (57 . 3 ) 138 4 , 027 5.4 3 , 654 10 . 2 Other Comprehensive Income(Loss) 35 1 , 012 1.4 ( 3 , 454) ˉ 35 1 , 012 1.4 (475) ˉ Total Comprehensive Income(Loss) 173 5 , 040 6.8 5 , 981 (15 . 7 ) 173 5 , 040 6.8 3 , 179 58 . 5 Net Profit(Loss) Attributable to: Owners of Company 148 4 , 309 5.8 9 , 479 (54 . 5 ) 148 4 , 309 5.8 4 , 195 2 . 7 Non - Controlling Interests (10) (282) (0.4) (45) 532 . 9 (10) (282) (0.4) (541) (47 . 9 ) Net Profit(Loss) 138 4 , 027 5.4 9 , 435 (57 . 3 ) 138 4 , 027 5.4 3 , 654 10 . 2 Total Comprehensive Income(Loss) Attributable to: Owners of Company 174 5 , 063 6.8 6 , 916 (26 . 8 ) 174 5 , 063 6.8 3 , 774 34 . 2 Non - Controlling Interests (1) (24) (0.0) (936) (97 . 5 ) (1) (24) (0.0) (596) (96 . 0 ) Total Comprehensive Income(Loss) 173 5 , 040 6.8 5 , 981 (15 . 7 ) 173 5 , 040 6.8 3 , 179 58 . 5 Basic Earnings Per Share 0 . 02 0 . 45 0 . 98 0 . 02 0 . 45 0 . 44 Basic Earnings Per ADS (2) 0 . 15 4 . 48 9 . 85 0 . 15 4 . 48 4 . 36 Weighted - Average Shares Outstanding ('M) 9 , 624 9 , 624 9 , 624 9 , 624

12 Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.10 per USD as of March 31, 2018 (2) Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months AU OPTRONICS CORP. AND SUBSIDIARIES Consolidated Condensed Balance Sheets March 31, 2018 and 2017 ( E xpressed in Millions of New Taiwan Dollars ( NTD) and US Dollars ( USD) ) March 31, 2018 March 31, 2017 Y oY ASSETS USD NTD % NTD % NTD % Cash and Cash Equivalents 3 , 338 97 , 123 22 . 3 85 , 484 20 . 1 11 , 639 13 . 6 Notes & Accounts Receivables 1 , 381 40 , 173 9 . 2 47 , 335 11 . 1 ( 7 , 162) (15 . 1 ) Other Current Financial Assets 34 999 0 . 2 795 0 . 2 204 25 . 7 Inventories 852 24 , 792 5 . 7 25 , 645 6 . 0 (853) (3 . 3 ) Other Current Assets 279 8 , 116 1 . 9 6 , 510 1 . 5 1 , 606 24 . 7 Total Current Assets 5 , 883 171 , 203 39 . 3 165 , 769 39 . 0 5 , 434 3 . 3 Long - term Investments 348 10 , 132 2 . 3 8 , 671 2 . 0 1 , 461 16 . 8 Net Fixed Assets 7 , 768 226 , 041 51 . 9 216 , 149 50 . 8 9 , 893 4 . 6 Other Non - Current Assets 967 28 , 132 6 . 5 34 , 717 8 . 2 ( 6 , 585) (19 . 0 ) Total Non - Current Assets 9 , 083 264 , 305 60 . 7 259 , 536 61 . 0 4 , 769 1 . 8 Total Assets 14 , 966 435 , 508 100 . 0 425 , 305 100 . 0 10 , 203 2 . 4 LIABILITIES Short - term Borrowings 110 3 , 208 0 . 7 1 , 660 0 . 4 1 , 548 93 . 3 Accounts Payable 1 , 765 51 , 364 11 . 8 53 , 943 12 . 7 ( 2 , 579) (4 . 8 ) Current Installments of Long - term Borrowings 403 11 , 727 2 . 7 17 , 232 4 . 1 ( 5 , 505) (31 . 9 ) Current Financial Liabilities 2 54 0 . 0 19 0 . 0 35 180 . 9 Accrued Expense & Other Current Liabilities 973 28 , 309 6 . 5 26 , 071 6 . 1 2 , 238 8 . 6 Machinery and Equipment Payable 348 10 , 141 2 . 3 10 , 260 2 . 4 (119) (1 . 2 ) Total Current Liabilities 3 , 601 104 , 803 24 . 1 109 , 186 25 . 7 ( 4 , 383) (4 . 0 ) Long - term Borrowings 3 , 205 93 , 252 21 . 4 104 , 547 24 . 6 ( 11 , 295) (10 . 8 ) Other Non - Current Liabilities 247 7 , 182 1 . 6 5 , 922 1 . 4 1 , 260 21 . 3 Total Non - Current Liabilities 3 , 451 100 , 434 23 . 1 110 , 469 26 . 0 ( 10 , 035) (9 . 1 ) Total Liabilities 7 , 053 205 , 237 47 . 1 219 , 655 51 . 6 ( 14 , 418) (6 . 6 ) EQUITY Common Stock 3 , 307 96 , 242 22 . 1 96 , 242 22 . 6 0 0 . 0 Capital Surplus 2 , 080 60 , 539 13 . 9 60 , 015 14 . 1 524 0 . 9 Retained Earnings 1 , 909 55 , 538 12 . 8 33 , 721 7 . 9 21 , 817 64 . 7 Other Equity 31 897 0 . 2 ( 1 , 784) (0 . 4 ) 2 , 681 ˉ Non - Controlling Interests 586 17 , 054 3 . 9 17 , 455 4 . 1 (401) (2 . 3 ) Total Equity 7 , 913 230 , 271 52 . 9 205 , 650 48 . 4 24 , 621 12 . 0 Total Liabilities & Equity 14 , 966 435 , 508 100 . 0 425 , 305 100 . 0 10 , 203 2 . 4

13 AU OPTRONICS CORP. AND SUBSIDIARIES Consolidated Condensed Cash Flow Statements For the Period Ended March 31, 2018 and 2017 ( Expressed in Millions of New Taiwan Dollars ( NTD) and US Dollars ( USD)) Three Months 2017 Cash Flow from Investing Activities: Cash Flow from Financing Activities: Three Months 2018 Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.10 per USD as of March 31, 2018 USD NTD NTD Cash Flow from Operating Activities: Profit(Loss) before Income Taxes 142 4 , 144 11 , 950 Depreciation & Amortization 291 8 , 461 10 , 010 Share of Profit of Equity - Accounted Investees (1) (26) (17) Changes in Working Capital (129) ( 3 , 741) ( 4 , 109) Changes in Others (13) (375) (549) Net Cash Provided(Used) by Operating Activities 291 8 , 463 17 , 285 Acquisitions of Financial Assets Measured at Fair Value through Other Comprehensive Income (1) (29) 0 Proceeds from Disposal of Financial Assets Measured at Fair Value through Other Comprehensive Income 1 40 0 Acquisitions of Property, Plant and Equipment (363) ( 10 , 562) ( 9 , 953) Proceeds from Disposal of Property, Plant and Equipment 36 1 , 035 411 Acquisitions of Equity - Accounted Investees and Financial Assets Carried at Cost 0 0 (9) Decrease(Increase) in Other Financial Assets 1 17 21 Decrease(Increase) in Intangible Assets 0 0 (32) Decrease(Increase) in Other Assets (9) (260) 22 Net Cash Increase(Decrease) Resulting from Change in Consolidated Entity (19) (565) (0) Net Cash Provided(Used) in Investing Activities (355) ( 10 , 325) ( 9 , 540) Increase(Decrease) in Short - term Borrowings (7) (190) 1 , 135 Increase(Decrease) in Long - term Borrowings (199) ( 5 , 778) ( 1 , 187) Increase(Decrease) in Guarantee Deposits (0) (1) (33) Changes in Non - Controlling Interests and Others 0 0 11 Net Cash Provided(Used) by Financing Activities (205) ( 5 , 969) (75) Effect of Exchange Rate Changes on Cash and Cash Equivalents (2) (67) ( 2 , 378) Net Increase(Decrease) in Cash and Cash Equivalents (271) ( 7 , 898) 5 , 292 Cash and Cash Equivalents at Beginning of Period 3 , 609 105 , 021 80 , 191 Cash and Cash Equivalents at End of Period 3 , 338 97 , 123 85 , 484

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: April 26, 2018	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer